Exhibit 99.3

PRK Holdings I LLC

and Subsidiaries

Consolidated Financial Statements

As of December 31, 2009 and 2008

and for the years ended

December 31, 2009, 2008 and 2007

PRK Holdings I LLC and Subsidiaries

Contents

Page(s)

Report of Independent Registered Public Accounting Firm	221

Consolidated Financial Statements

Consolidated Balance Sheets	222

Consolidated Statements of Income and Comprehensive Income	223

Consolidated Statements of Members’ Capital	224

Consolidated Statements of Cash Flows	225-226

Notes to Consolidated Financial Statements.	227-238

Report of Independent Registered Public Accounting Firm

To the Members of

PRK Holdings I LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, members’ capital, and cash flows present fairly, in all material respects, the financial position of PRK Holdings I LLC and its subsidiaries (collectively, the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

February 26, 2010

PRK Holdings I LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands)

	December 31, 2009	December 31, 2008
Assets
Land	$244,521	$247,617
Building and improvements	955,560	981,115
	1,200,081	1,228,732
Less: accumulated depreciation	(124,295)	(89,438)
Real estate, net	1,075,786	1,139,294

Investments in and advances to real estate joint ventures	10,680	37,915
Cash and cash equivalents	21,592	11,860
Accounts receivable, net	10,418	10,637
Intangible assets, net	25,284	38,174
Deferred charges and prepaid expenses, net	6,396	5,521
Other assets	5,787	4,078
Total assets	$1,155,943	$1,247,479

Liabilities and Members' Capital
Mortgages payable, including fair value adjustment of $610 and $1,391, respectively	$630,835	$649,128
Accounts payable and accrued expenses	5,818	5,734
Intangible liabilities, net	76,974	93,164
Other liabilities	5,842	4,390
Total liabilities	719,469	752,416

Commitments and contingencies

Members' capital	436,863	495,063
Accumulated other comprehensive income	(389)	-
Total members' capital	436,474	495,093

Total liabilities and members' capital	$1,155,943	$1,247,479

The accompanying notes are an integral part of these consolidated financial statements.

PRK Holdings I LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(in thousands)

	For the Years Ended December 31,
	2009	2008	2007
Revenues from rental property	$92,114	$100,244	$88,759
Rental property expenses:
Real estate taxes	(10,170)	(11,925)	(8,524)
Operating and maintenance	(13,293)	(13,260)	(11,781)
Management fees	(4,134)	(4,610)	(4,297)

Interest expense	(34,538)	(34,997)	(28,632)
Other, net	(483)	514	(1,408)
Depreciation and amortization	(45,441)	(46,518)	(41,328)

Loss from continuing operations before equity in loss of real estate joint ventures	(15,945)	(10,552)	(7,211)

Equity in loss of real estate joint ventures	(97,974)	(35,642)	(6,544)

Loss from continuing operations	(113,919)	(46,194)	(13,755)

Discontinued operations:
Loss from discontinued operating properties	$(505)	$(361)	$(339)
Loss on disposition of operating properties	(4,723)	-	-
Loss from discontinued operations	(5,228)	(361)	(339)

Net loss	$(119,147)	$(46,555)	$(14,094)

Net loss	$(119,147)	$(46,555)	$(14,094)
Other comprehensive income:
Unrealized loss on interstate swaps and caps	(389)	-	-

Comprehensive income	$(119,536)	$(46,555)	$(14,094)

The accompanying notes are an integral part of these consolidated financial statements.

PRK Holdings I LLC and Subsidiaries

Consolidated Statements of Members’ Capital

(in thousands)

	Total	PR PK Member, LLC	Kimco PK LLC

Balance at January 1, 2007	$594,557	$505,374	$89,183
Capital contributions	11,080	9,418	1,662
Distributions	(32,629)	(27,734)	(4,895)
Net loss	(14,094)	(11,980)	(2,114)

Balance at December 31, 2007	558,914	475,078	83,836
Capital contributions	11,916	10,129	1,787
Distributions	(29,212)	(24,831)	(4,381)
Net loss	(46,555)	(39,571)	(6,984)

Balance at December 31, 2008	495,063	420,805	74,258
Capital contributions	94,902	80,667	14,235
Distributions	(33,955)	(28,862)	(5,093)
Other comprehensive income	(389)	(331)	(58)
Net loss	(119,147)	(101,275)	(17,872)

Balance at December 31, 2009	$436,474	$371,004	$65,470

The accompanying notes are an integral part of these consolidated financial statements.

PRK Holdings I LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net loss	$(119,147)	$(46,555)	$(14,094)

Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	45,989	47,829	42,639
Loss on sale of operating properties	4,723	-	-
Amortization of above and below market lease intangibles	(8,789)	(10,372)	(9,025)
Equity in loss of real estate joint ventures	97,974	35,642	6,544
Distributions from real estate joint ventures	15,096	9,009	11,526
Change in accounts receivable, net	219	(1,193)	(7,564)
Change in prepaid expenses	195	(376)	(208)
Change in accounts payable and accrued expenses	84	559	1,567
Change in other operating assets and liabilities, net	(2,054)	(1,562)	588
Net cash flows provided by operating activities	34,290	32,981	31,973

Cash flows from investing activities:
Improvements to real estate	(1,209)	(3,234)	(2,193)
Reimbursements and advances from real estate joint ventures	9,725	-	-
Investments in and advances to real estate joint ventures	(95,559)	(14,211)	(9,868)
Proceeds from sale of operating properties	3,090	-	-
Net cash flows used in investing activities	(83,953)	(17,445)	(12,061)

Cash flows from financing activities:
Principal payments on rental property debt	(1,546)	(1,590)	(12,847)
Principal payments on debt, excluding normal amortization of rental property debt	(32,172)	-	-
Proceeds from mortgage financings	33,000	-	24,700
Deferred financing charges	(834)	10	(277)
Contributions from members	94,902	11,916	11,080
Distributions to members	(33,955)	(29,212)	(32,629)
Net cash flows provided by (used in) financing activities	59,395	(18,876)	(9,973)

Change in cash and cash equivalents	9,732	(3,340)	9,939

Cash and cash equivalents, beginning of year	11,860	15,200	5,261
Cash and cash equivalents, end of year	$21,592	$11,860	$15,200

The accompanying notes are an integral part of these consolidated financial statements.

PRK Holdings I LLC and Subsidiaries

Consolidated Statements of Cash Flows, continued

(in thousands)

	Year ended December 31,
	2009	2008	2007

Supplemental disclosure of cash flow information:
Interest paid	$34,881	$37,049	$31,113

Supplemental disclosure of non cash activity related to the transfer of interest in three "Hold" properties directly to PRK I in 2007 via a deemed distribution.  The remaining interest of these entities was distributed in 2008 via a deemed distribution.  The 2007 adjustment also includes adjustment of the purchase price allocation and an elimination of intercompany interest payable:

Real estate, net	-	-	$127,714
Investment in and advances to real estate joint ventures	-	$(2,167)	$(21,432)
Deferred charges and prepaid, net	-	-	$238
Accounts receivable	-	$784	-
Other assets	-	$1,383	$6,711
Mortgage payable	-	-	$(97,100)
Accounts payable and accrued expenses	-	-	$(4,115)
Other liabilities, net	-	-	$(12,016)

Supplemental disclosure of non cash activity related to sale of operating properties in 2009
Purchaser's assumption of debt on disposition of real estate	$(16,795)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.

Formation and Business

In October 2006, PR I PK Member, LLC, a wholly owned subsidiary of the Prudential Property Investment Separate Account (“PRISA”), a separate account sponsored by The Prudential Insurance Company of America (“Prudential”), and two Kimco Realty Corporation wholly owned subsidiaries, Kimco PK LLC (“Kimco”) and KRC Property Management I, Inc. (“KRC”), (collectively the “Members”) formed PRK Holdings I LLC (“PRK I” or “the Company”), a Delaware limited liability company.  PRK I was established for the sole purpose of acquiring, selling, owning, leasing, managing and operating retail properties, obtained through the Pan Pacific Retail Properties Inc. (“Pan”) Merger transaction, through its Subsidiaries as described below (the “Merger”).

On October 31, 2006 ("Inception"), the Company together with two other Kimco/Prudential joint ventures, completed the Merger with Pan, a Real Estate Investment Trust based in Vista, California, effectively acquiring all of Pan’s assets  consisting of 138 retail properties, one medical office property and one development parcel, via the purchase of all issued and outstanding Pan common stock, for a total purchase price of approximately $4.1 billion, which consisted of: $1.3 billion of non-recourse new and assumed mortgage debt, a $1.2 billion term loan facility and $1.3 billion of capital contributions.

In connection with the foregoing transaction, the Company acquired the following interests: ownership interests in 29 retail properties, and equity interests in Pan and PK Sale LLC, (“PK Sale”) a newly formed Delaware limited liability company.

Equity Interests

The Company’s interests in Pan and PK Sale originally consisted of 100% of the economic interest in six designated retail properties, known as “Hold” properties and a 46.2921% pro-rata interest in 63 properties known as “Sell” properties.  The Hold assets were financed with non-recourse mortgage debt, while the Sell assets were financed with the term loan facility.  Kimco Realty Corporation is guarantor of all sums due on the term loan facility.  The Members agree to indemnify Kimco Realty Corporation for their pro-rata share of any losses and or liabilities incurred, and have pledged their interests in Pan and PK Sale.  All net proceeds generated from the disposition of Sell assets are to be used to pay down the term loan facility, until fully paid off (see footnote 4 for additional disclosure). At December 31, 2009, there were 11 assets within PK Sale for which the Company had a pro-rata interest of 46.2921% and three for which the Company had an economic interest of 100%.  On December 31, 2007, Pan transferred its interest in three of the six “Hold” properties directly to PRK I via a deemed distribution.

LLC Agreement

In accordance with the Limited Liability Company Agreement (the “LLC Agreement”), generally, all capital contributions, distributions and the allocation of income and losses from operations are allocated pro-rata to the Members, in accordance to their capital interests.  The Members’ capital interests in PRK I are 85%, 15% and 0% for PRISA, Kimco and KRC, respectively.  KRC serves as the Company’s property manager and its interest in the Company is limited and equal to 2% of all Gross Property Rents, as defined in the LLC Agreement; it has no voting rights.  Distributions to KRC are accounted for as management fee expense.

Distributions of Operating Cash Flow, as defined, are to be made monthly, as follows:

1.

first, to repay any outstanding interest or principal obligation under any Special Loans and  Default Contributions, as defined.

2.

next, to KRC in an amount equal to 2% of all Gross Property Rents for the immediately preceding month, as defined.

3.

next, to PRISA and Kimco in accordance with their Capital Interests, until the cumulative distributions received by PRISA are sufficient to provide PRISA with a 10% Internal Rate of Return (“IRR”), as defined.

4.

last, to PRISA and Kimco in accordance with their Percentage Interests, as defined.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

Cash Flow generated as a result of the occurrence of a capital event, i.e. property sale or refinancing, are to be distributed as follows:

1.

first, to PRISA and Kimco in accordance with their Capital Interests until PRISA’s Preferred Return Balance, as defined, equals $0.

2.

next, to PRISA and Kimco in accordance with their Capital Interests in an amount equal to unreturned capital allocable to the respective property involved in the capital event.

3.

last, 50% to PRISA and Kimco in accordance with their respective Percentage Interests, as defined and 50% to PRISA and Kimco in accordance with their Capital Interests, as defined.

As of December 31, 2009, the Company owns interests in 33 retail properties designated as Hold properties (30 consolidated and three accounted for under the equity method), aggregating 5.4 million square feet of gross leasable area (“GLA”), located in four states.

(Amounts relating to number of properties, square footage, tenant and occupancy data are unaudited.)

2.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of PRK I and all entities in which PRK I has a controlling financial interest or has been determined to be a primary beneficiary of a variable interest entity or meets certain criteria of a sole general partner or managing member in accordance with the Consolidation guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). All inter-company balances and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 26, 2010, the day the financial statements were issued.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  The most significant assumptions and estimates relate to valuation of real estate and intangibles, depreciable lives, revenue recognition and the collectibility of tenant and other receivables (including estimated unbilled common area reimbursements and real estate taxes).  Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Real Estate

Upon acquisition of real estate operating properties, the Company estimates the fair value of acquired tangible assets (consisting of land, building, building improvements and tenant improvements) and identified intangible assets and liabilities (consisting of above and below-market leases, in-place leases and tenant relationships), and assumed debt, based on evaluation of information and estimates available at that date. Based on these estimates, the Company allocates the estimated fair value to the applicable assets and liabilities. Fair value is determined based on an exit price approach, which contemplates the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  If, up to one year from the acquisition date, information regarding fair value of the assets acquired and liabilities assumed is received and estimates are refined, appropriate adjustments are made to the purchase price allocation on a retrospective basis.

In allocating the purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the present value of the difference between the contractual amounts to be paid pursuant to the leases and management's estimate of the market lease rates and other lease provisions (i.e. expense recapture, base rental changes, etc.) measured over a period equal to the estimated remaining term of the leases. The Company’s above-market lease intangible is included in intangible assets on the

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

Consolidated Balance Sheets, while the below-market lease intangible is included in intangible liabilities on the Consolidated Balance Sheets; the capitalized costs of both are amortized to rental income over the estimated remaining term of the respective leases.

In determining the value of in-place leases, management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes real estate taxes, insurance, other operating expenses and estimates of lost rental revenue during the expected lease-up periods and costs to execute similar leases including leasing commissions, legal and other related costs based on current market demand. In estimating the value of tenant relationships, management considers the nature and extent of the existing tenant relationship, the expectation of lease renewals, growth prospects, and tenant credit quality, among other factors. The value assigned to in-place leases and tenant relationships are amortized over the estimated remaining term of the leases and are included in depreciation and amortization on the Consolidated Statement of Operations and Comprehensive Income. If a lease were to be terminated prior to its stated expiration, all unamortized costs relating to that lease would be written off. The Company’s net in-place lease intangible is included in intangible assets on the Consolidated Balance Sheets; no value was ascribed to the acquired tenant relationships.

The Company’s components of intangible assets and liabilities consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Intangible assets
In-place leases	$40,148	$41,976
Ground leases	101	101
Above-market leases	23,033	23,569
	63,282	65,646
Accumulated amortization	(37,998)	(27,472)
Intangible assets, net	$25,284	$38,174

Intangible liabilities
Below-market leases	$(122,193)	$(126,409)
Accumulated amortization	45,219	33,245
Intangible liabilities, net	$(76,974)	$(93,164)

The estimated income from amortization of these intangible assets and liabilites during the next five years is as follows (in thousands):

Years
2010	$1,252
2011	$3,045
2012	$8,975
2013	$9,108
2014	$8,405

The impact on rental income from the amortization of above-market lease intangibles for the years ended December 31, 2009, 2008 and 2007 was a decrease of $4.2 million, $4.6 million and $4.8 million, respectively.  The impact on rental income from the amortization of below-market lease intangibles for the years ended December 31, 2009, 2008 and 2007 was an increase of $12.9 million, $15.0 million and $15.6 million, respectively.

Amortization of the in-place leases intangibles for the years ended December 31, 2009, 2008 and 2007 was $7.8 million, $8.2 million and $7.7 million, respectively; and are included in depreciation and amortization on the Consolidated Statements of Operations and Comprehensive Income.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	39 years to 50 years
Building, tenant and leasehold improvements and fixtures (including identified intangible assets)	Terms of leases or useful lives, whichever is shorter

Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements, which improve and extend the life of the asset, are capitalized.

Real estate assets are stated at cost, less accumulated depreciation and amortization. If there is an event or a change in circumstances that indicates that the basis of a property (including any amortizable intangible assets or liabilities) may not be recoverable, then management will assess any impairment in value by making a comparison of (i) the current and projected operating cash flows (undiscounted and without interest charges) of the property over its estimated holding period and (ii) the net carrying amount of the property.  If the current and projected operating cash flows (undiscounted and without interest charges) are less than the carrying value of the property, the carrying value would be adjusted to an amount to reflect the estimated fair value of the property.

Investment in and Advances to Unconsolidated Joint Ventures

The Company accounts for its investments in and advances to unconsolidated joint ventures (Pan and PK Sale) under the equity method of accounting, as the Company exercises significant influence, but does not control these entities.  These investments are recorded initially at cost and subsequently adjusted for cash contributions and distributions.  Earnings for each investment are recognized in accordance with each respective investment agreement and where applicable, based upon an allocation of the investment’s net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

The Company’s joint ventures consist of co-investments with two other institutional partners, which are related parties, in neighborhood and community shopping center properties.  These joint ventures obtained short term recourse third party financing on their properties, thus contractually not limiting the Company’s losses to the amount of its equity investment.

On a continuous basis, the Company assesses whether there are any indicators including the underlying investment property operating performance and general market conditions, that the value of the Company’s investments in unconsolidated joint ventures may be impaired.  An investment’s value is impaired only if the Company’s estimate of the fair value of the investment is less than the carrying value of the investment and such difference is deemed to be other-than-temporary.  To the extent an other-than-temporary impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

The Company’s estimated fair values are based upon a discounted cash flow model for each investment that includes all estimated cash inflows and outflows over a specified holding period and where applicable, any estimated debt premiums. Capitalization rates, discount rates and credit spreads utilized in these models are based upon rates that the Company believes to be within a reasonable range of current market rates for each respective property.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Charges

Costs incurred in obtaining tenant leases and long-term financing are included in Deferred charges and prepaid expenses, net in the accompanying Consolidated Balance Sheets and are amortized over the terms of the related leases or debt agreements, as applicable. Unamortized costs are expensed when the associated tenant vacates the premises or debt is extinguished before maturity. At December 31, 2009 and 2008, deferred leasing commissions totaled $1.9 million and $1.1 million, respectively, related amortization totaled $0.4 million, $0.2 million, and $21,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  At December 31, 2009 and 2008, deferred long-term financing charges totaled $1.9 million and $1.1 million, respectively and related amortization of deferred long-term financing charges was $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

Revenue Recognition and Accounts Receivable

Base rental revenues from rental property are recognized on a straight-line basis over the terms of the related leases.  The impact of the straight line rent adjustment increased revenue by $0.8 million, $0.6 million and $2.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Certain of these leases also provide for percentage rents based upon the level of tenant sales achieved. These percentage rents are recorded once the required level of sales is achieved.  Rental income may also include payments received in connection with lease termination agreements. In addition, leases typically provide for reimbursement of common area maintenance costs, real estate taxes and other operating expenses.  Operating expense reimbursements are recognized as recoverable operating expenses as incurred.

The Company makes estimates of the uncollectibility of its accounts receivable related to base rents, expense reimbursements and other revenues.  The Company analyzes accounts receivable and historical bad-debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.  The Company’s reported net income is directly affected by management’s estimate of the collectability of accounts receivable. As of December 31, 2009 and 2008, the allowance for doubtful accounts was approximately $1.4 million and $0.3 million, respectively.

Income Taxes

No provision has been made for federal income taxes, since the Company’s operations are included in the tax returns of the Members.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash investments in excess of insured amounts, tenant receivables, and interest rate exposure.

Cash and cash equivalent balances are maintained with one financial institution and may exceed insurable amounts. The Company believes it mitigates risk by investing in a major financial institution and primarily in funds that are currently U.S. Federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

The Company performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits.  Though these security deposits are insufficient to meet the terminal value of a tenant’s lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with replacing the tenants.  At December 31, 2009, the Company’s five largest tenants included Safeway, Ross, AMC,  La Curacao, and CVS which represent approximately 4.2%, 2.8%, 2.3%, 2.0%, and 1.8%, respectively, of the Company’s  annualized base rental revenues.

The Company measures its derivative instruments at fair value records them in the Consolidated Balance Sheets as an asset or liability, depending on the Company’s rights or obligations under the applicable derivative contract.  The accounting for changes in the fair value of the derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.  Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge.  The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting under the Derivatives and Hedging guidance of the FASB’s ASC.

Reclassifications

Certain reclassifications have been made to the 2008 and 2007 balances to conform to the 2009 presentation.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

New Accounting Pronouncements

In June 2009, the FASB issued guidance (the “Codification”) which established the FASB’s ASC as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009.  On the effective date of this Statement, the Codification superseded all existing non-SEC accounting and reporting guidance. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. The Company adopted the Codification during the third quarter of 2009 and as such has appropriately adjusted references to authoritative accounting literature appearing here in.

In December 2007, the FASB issued additional Business Combinations guidance. The objective of this guidance is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this guidance establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination and (iv) requires expensing of transaction costs associated with a business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008.  As of December 31, 2009 the adoption of this guidance has not had a material effect on the Company’s financial position or results of operations.

In April 2009, the FASB issued additional Business Combinations guidance, which amended and clarified the previous guidance to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This additional guidance has been applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  As of December 31, 2009 the adoption of this guidance has not had a material effect on the Company’s results of operations or financial position.

In March 2008, the FASB issued Derivatives and Hedging guidance, which amends and expands the previous disclosure requirements to require qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This guidance is to be applied prospectively for the first annual reporting period beginning on or after November 15, 2008, with early application encouraged.  This guidance also encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The adoption of this guidance did not have a material impact on the Company’s disclosures.

In April 2008, the FASB issued additional Intangibles-Goodwill and Other guidance, which amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The addition to the guidance is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This additional guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in this guidance shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In November 2008, the FASB issued Investments-Equity Method and Joint Ventures guidance that clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This guidance applies to all investments accounted for under the equity method. It was effective for fiscal years and interim periods beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

In April 2009, the FASB issued Fair Value Measurements and Disclosures guidance that provides additional direction for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This guidance also includes information on identifying circumstances that indicate a transaction is not orderly.  Additionally, this guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued Financial Instruments guidance, which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. It also requires those disclosures in summarized financial information at interim reporting periods.  This guidance is effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company’s disclosures.

In May 2009, the FASB issued Subsequent Events guidance, which provides further direction to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. This guidance was effective for interim and annual reporting periods ending after June 15, 2009.  The Company’s adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued Consolidation guidance, which amends the previous consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis previously required. This guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009, early adoption is prohibited. It will be effective for the Company beginning in fiscal 2010.

During January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation guidance, which amends and clarifies that the decrease in ownership guidance provided in the Consolidation guidance does not apply to sales of in substance real estate.  This update clarifies that an entity should apply the FASB’s real estate sales guidance to such transactions.  The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial position or results of operations.

3.

Real Estate

The Company’s components of Rental Property consist of the following

(in thousands):

	December 31, 2009	December 31, 2008
Land	$244,521	$247,617
Land improvements	112,082	115,249
Building and improvements
Buildings	478,494	492,050
Building improvements	256,145	263,141
Tenant improvements	108,839	110,675
	1,200,081	1,228,732

Accumulated depreciation	(124,295)	(89,438)

Real estate, net	$1,075,786	1,139,294

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

4.

Investments in and Advances to Real Estate Joint Ventures

Summarized financial information for Pan and PK Sale real estate joint ventures, as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	December 31, 2009			December 31, 2008
	Total	Pan Pacific Retail Properties, Inc.	PK Sale LLC	Total	Pan Pacific Retail Properties, Inc.	PK Sale LLC
Assets
Real estate, net	$332,604	$-	$332,604	$709,091	$-	$709,091
Real estate held for sale	78,495	-	78,495	90,834	-	90,834
Other assets	34,903	3,273	31,630	57,469	6,807	50,662
	$446,002	$3,273	$$442,729	$857,394	$6,807	$850,587
Liabilities and Equity
Mortgage and notes payable	$452,089	$-	$452,089	$807,361	$-	$807,361
Other liabilities	20,259	3,290	16,969	22,197	4,548	17,649
Equity	(26,346)	(17)	(26,329)	27,836	2,259	25,577
	$446,002	$3,273	$442,729	$857,394	$6,807	$850,587
Company’s investment balance	$10,680	$(1,208)	$11,888	$37,915	$(855)	$38,770

	For the year ended December 31,
	2009			2008			2007
	Total	Pan Pacific Retail Properties, Inc.	PK Sale LLC	Total	Pan Pacific Retail Properties, Inc	PK Sale LLC	Total	Pan Pacific Retail Properties, Inc.	PK Sale LLC
Revenues from rental property	$31,032	$73	$30,959	$39,510	$3,830	$35,680	$72,367	$39,540	$32,827

Operating expenses	(9,164)	(89)	(9,075)	(11,307)	(790)	(10,517)	(14,680)	(7,191)	(7,489)
Interest	(18,470)	(39)	(18,431)	(34,685)	(691)	(33,994)	(73,091)	(11,561)	(61,530)
Depreciation and amortization	(12,245)	-	(12,245)	(17,651)	(2,189)	(15,462)	(37,508)	(23,595)	(13,913)
Impairment	(24,083)	-	(24,083)	(13,278)	-	(13,278)	-	-	-
Other income/(expense), net	1,548	94	1,454	679	(85)	764	10,379	8,715	1,664
	(62,414)	(34)	(62,380)	(76,242)	(3,755)	(72,487)	(114,900)	(33,632)	(81,268)
Income/(loss) from continuing operations	(31,382)	39	(31,421)	(36,732)	75	(36,807)	(42,533)	5,908	(48,441)

Discontinued operations:
Income/(loss) from discontinued operating properties	(158,007)	-	(158,007)	(42,439)	-	(42,439)	39,434	842	38,592
Gain (loss) on disposition of operating properties	3,109	-	3,109	(615)	-	(615)	(2,793)	-	(2,793)
Loss form discontinued operations	(154,898)	-	(154,898)	(43,054)	-	(43,054)	36,641	842	35,799

Net income/(loss)	$(186,280)	$39	$(186,319)	$(79,786)	$75	$(79,861)	$(5,892)	$6,750	$(12,642)

Company’s share of net income/(loss)	$(86,401)	$19	$(86,420)	$(35,642)	$61	$(35,703)	$(6,544)	$(1,463)	$(5,081)

PRK I's allocation of impairment charge of ($92,692), ($34,538) and ($6,480) for 2009, 2008, and 2007 respectively, are included in Equity in loss of real estate joint ventures in the Company Consolidated Statements of Operations and Comprehensive Income.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

As discussed in Note 1, the properties owned by Pan and PK Sale ventures are designated as either Hold or Sell properties, based on the intent of the Members. The Hold assets were financed with new and assumed non-recourse mortgage debt that is payable monthly, with maturities ranging from 6 months to 7 years and interest rates ranging from 3.06% to 7.75%.  The Sell assets were financed with a term loan facility.  The term loan facility was refinanced in August 2008 as discussed below. Kimco Realty Corporation is guarantor of all sums due on the term loan facility.  The Members agree to indemnify Kimco Realty Corporation for their proportionate share of any losses and or liabilities incurred, and have pledged their interests in Pan and PK Sale.  All net proceeds generated from the disposition of Sell assets are to be used to pay down the term loan facility, until fully paid off.

Pan elected to be taxed as a real estate investment trust (REIT) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended.  As a REIT, Pan generally was not subject to corporate federal income tax (including alternative minimum tax) on net income that it distributed to its shareholders, provided that Pan satisfied certain organizational and operational requirements including the requirement to distribute at least 90 percent of its REIT taxable income to its shareholders.  The REIT held by Pan was liquidated on October 31, 2008.

During 2009, 2008 and 2007, assessments were made with respect to the classification and values of assets held by these real estate joint ventures.  The joint ventures estimated fair values are based upon a discounted cash flow model for each specific property that includes all estimated cash inflows and outflows over a specified holding period.  Capitalization rates and discount rates utilized in these models are based upon rates that the joint ventures believe to be within a reasonable range of current market rates for each respective property. The result of analyzing the estimated fair values was to recognize impairment losses of $200.3 million, $74.6 million and $14.0 million for 2009, 2008 and 2007, respectively. The Company recognized an allocated share of the impairment loss in the amount of $92.7 million, $34.4 million and $6.5 million for 2009, 2008 and 2007, respectively.  As of December 31, 2009, six assets were classified as held for use and eight assets were classified as held for sale.

During 2009, the Company recognized a non-cash impairment charge of $11.6 million against the carrying value of its investment in unconsolidated joint ventures reflecting an other-than-temporary decline in the fair value of its investment resulting from further significant declines in the real estate markets during 2009.  The Company’s estimated fair values are based upon a discounted cash flow model for each specific property that includes all estimated cash inflows and outflows over a specified holding period. Capitalization rates and discount rates utilized in these models are based upon rates that the Company believes to be within a reasonable range of current market rates for each respective property.

The preferred limited partnership units of KRC CT Acquisition Limited Partnership ("CTOP") are a component of PK Sale’s consolidated subsidiaries.  These units have a stated redemption value and provide the unit holders various rates of return during the    holding period.  The unit holders have the right to redeem their units for cash at any time up to October, 31, 2011; at such time the Partnership may redeem all or any portion of the limited partner’s units. During December 2008, 10 of the 22 limited partners surrendered their units for a total redemption price of $9.5 million.  As of December 31, 2009 the remaining noncontrolling interest was $7.8 million. The Company evaluates the terms of the partnership units issued and determines if the units are mandatorily redeemable in accordance with the distinguishing liabilities from Equity guidance of the FASB ASC. The Company accounts and reports for noncontrolling interests in accordance with the Consolidation guidance issued by the FASB. As redemption of the units is not solely within the control of CTOP, these units are classified as a noncontrolling interest, which is reflected in Other liabilities in the PK Sale summarized financial information.

During August 2008, PK Sale entered into a new $650.0 million credit facility which bears interest at a rate of LIBOR plus 1.25% and was scheduled to mature in August 2009. This facility included an option to extend the maturity date for one year, subject to certain requirements including a reduction of the outstanding balance to $485.0 million.  Proceeds from this credit facility were used to repay the outstanding balance of $658.7 million under the original $1.2 billion term loan facility, which was scheduled to mature in October 2008 and bore interest at a rate of LIBOR plus 0.45%.  In August 2009, PK Sale exercised the one-year extension option and made an additional payment to reduce the balance to $485.0 million; as such the credit facility is scheduled to mature in August 2010.  As of December 31, 2009, the outstanding balance on the credit facility was $331.0 million. This facility is guaranteed by Kimco Realty Corporation with a guarantee from Prudential to Kimco Realty Corporation for 85% of any guaranty payment Kimco Realty Corporation is obligated to make.  Kimco Realty Corporation, as a guarantor, is subject to covenants as defined in the terms of the credit facility agreement.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

6.

Discontinued Operations

The Company reports as discontinued operations, operating results of properties sold in the current period.  The results of these discontinued operations are included in a separate component of income on the Consolidated Statements of Operations and Comprehensive Income under the caption Discontinued operations.  This reporting has resulted in certain reclassifications of the 2008 and 2007 financial statement amounts.

During 2009, the Company disposed of, in separate transactions, two operating properties for an aggregate sales price of approximately $20.5 million. The Company evaluated these transactions pursuant to the FASB’s real estate sales guidance.  These two transactions resulted in the Company’s recognition of an aggregate net loss of approximately $4.7 million.

The components of income and expense relating to discontinued operations for the years ended December 31, 2009, 2008 and 2007 are shown below. These include the results of operations through the date of each respective sale for properties sold during 2009, 2008 and 2007 (in thousands):

		For the year ended December 31,
		2009	2008	2007
Discontinued operations:
Revenue from rental property		$702	$2,393	$2,315
Operating expenses		(235)	(509)	(398)
Depreciation and amortization		(567)	(1,314)	(1,313)
Interest		(396)	(930)	(927)
Other expense, net		(9)	(1)	(15)
Loss from discontinued operating properties		(505)	(361)	(338)

Loss on disposition of properties		(4,723)	-	-

Loss from discontinued operations	$	$(5,228)	$(361)	$(338)

7.

Mortgages Payable

All mortgages payable are collateralized by certain properties and are due in monthly installments of principal and/or interest.

At December 31, 2009 and 2008, the weighted average interest rate for all mortgage debt outstanding was 5.56% and 5.64%, respectively, with maturities ranging from six months to seven years and interest rates ranging from 3.06% to 7.75%.

During 2009, the Company refinanced $32.2 million in mortgage debt, which bore interest rates from 4.92% to 7.75%, with $33.0 million in mortgage debt which bears interest at LIBOR plus 5.75% and is scheduled to mature in 2012.  At December 31, 2009 the rate was 6.75%. The Company sold two operating properties during 2009, and the buyers assumed an aggregate $16.8 million of individual non-recourse mortgage debt that had encumbered the two properties.

As of December 31, 2009, the scheduled principal payments of all mortgages payable, excluding unamortized fair value debt adjustments of approximately $0.6 million, were as follows (in thousands):

2010	$48,555
2011	$14,475
2012	$37,990
2013	$-
2014	$-
Thereafter	$529,205

Total	$630,225

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

8.

Commitments and Contingencies

PRK I is engaged in the ownership and operation of shopping centers.  PRK I leases premises in these centers to tenants pursuant to lease agreements, which provide for terms ranging generally from five to 25 years and for annual minimum rentals plus incremental rents based on operating expense levels and tenants' sales volumes. Annual minimum rentals plus incremental rents based on operating expense levels comprised substantially all of the total revenues from rental property for the years ended December 31, 2009, 2008 and 2007.

As of December 31, 2009, the future minimum revenues from rental property under the terms of all noncancellable tenant leases, assuming no new or renegotiated leases are executed for such premises, for future years are approximately as follows (in millions):  2010, $50.8;  2011, $42.8.;  2012, $33.0;  2013, $25.0;  2014, $18.8; and thereafter, $61.5.

As of December 31, 2009, the Company’s future ground rent expense obligations, under five ground lease agreements, with expirations ranging from 2013 to 2083, assuming no new or renegotiated lease terms are executed for such premises, for future years are approximately as follows (in thousands):  2010, $537;  2011, $537;  2012, $537;  2013, $517;  2014, $434; and thereafter, $13,220.

 9.

Related Party Transactions

Upon formation, the Company entered into an agreement with KRC, an affiliate of Kimco, whereby, KRC will perform services for fees relating to the management, leasing, operation, supervision and maintenance of the Company’s real estate investments.  The management agreement further provides for KRC to receive construction management fees and reimbursement of general expenses, as defined.  For the years ended December 31, 2009, 2008 and 2007, the Company incurred management fees of $4.1 million, $4.7 million and $4.3 million, respectively, to KRC based on 4% of Gross Income, as defined; 2% from each property and 2% as a Member distribution from the Company.

10.

Fair Value Disclosure of Financial Instruments

All financial instruments of PRK I are reflected in the accompanying Consolidated Balance Sheets at amounts which, in management's estimation, based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values. The valuation method used to estimate fair value for fixed-rate and variable-rate debt of the Company is based on assumptions that include credit spreads, loan amounts and debt maturities.  Such fair value estimates are not necessarily indicative of the amounts that would be realized upon disposition of PRK I’s financial instruments.  The following are financial instruments for which the Company’s estimate of fair value differs from the carrying amounts (in thousands):

	Carrying Value	Fair Value
Mortgages payable as of December 31, 2009	$630,835	$572,098
Mortgages payable as of December 31, 2008	$649,128	$619,412

As a basis for considering market participant assumptions in fair value measurements, the FASB’s Fair Value Measurements and Disclosures guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Company uses interest rate swaps to manage its interest rate risk. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or) receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. Based on these inputs the Company has determined that its interest rate swap valuations are classified within Level 2 of the fair value hierarchy.

PRK Holdings I LLC and Subsidiaries

Notes to Consolidated Financial Statements, continued

The table below presents the Company’s financial liabilities measured at fair value on a recurring basis as of December 31,  2009 for the two instruments, discussed in Note 11, aggregated by the level in the fair value hierarchy within which those measurements fall (in thousands):

	December 31, 3009	Level 1	Level 2	Level 3
Liabilities
Interest rate swaps and caps	$248	$-	$248	$-

The table below presents the Company’s financial assets measured at fair value on a nonrecurring basis as of December 31, 2009 (in thousands):

	December 31, 3009	Level 1	Level 2	Level 3
Assets:
Investments and advances in real estate joint ventures	$10,680	$-	$-	$10,680

11.

Financial Instruments – Derivatives and Hedging:

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risk through management of its core business activities. The company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments.  Specifically, the Company may use derivatives to manage exposures that arise from changes in interest rates, foreign currency exchange rate fluctuations and market value fluctuations of equity securities. The Company limits these risks by following established risk management policies and procedures including the use of derivatives.

Cash Flow Hedges of Interest Rate Risk -

The Company, from time to time, hedges the future cash flows of its floating-rate debt instruments to reduce exposure to interest rate risk principally through interest rate swaps and interest rate caps with major financial institutions. The effective portion of the changes in fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.  Any ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.  During the twelve months ended December 31, 2009, the Company had no hedge ineffectiveness.

Amounts reported in accumulated other comprehensive income related to cash flow hedges will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.

As of December 31, 2009, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives	Number of instruments	Notional
Interest rate cap	1	$ 33.0 million
Interest rate swap	1	$ 24.7 million

The net receipt-pay from this swap is recognized in current earnings through interest expense.  For the years ended December 31, 2009, 2008 and 2007, the total interest expense was $0.4 million, $1.0 million and $1.0 million, respectively.  Total interest swap paid/(received) for the years ended December 31, 2009, 2008 and 2007, was $0.4 million and $0.3 million and ($22,000), respectively.